The AES Corporation
The Global Power Company
News Release

FOR IMMEDIATE RELEASE

AES AND PARTNER ACQUIRE 4000MW POWER STATION IN KAZAKSTAN


ARLINGTON, VA, August 12, 1996-- The AES Corporation (NASDAQ: AESC) announced today that, together with its partner, Suntree Ltd., it acquired the largest power station in Kazakstan, the 4000 MW Ekibastuz GRES-1 facility and signed a 35 year agreement to sell power from the facility to the government owned utility. The joint venture company, called AES Suntree Power Ltd., won the rights to the station in a recently organized tender process conducted by the government of Kazakstan. AES will begin operating and refurbishing the plant immediately.

AES has a minimum 70% stake in the joint venture and controls all aspects of the business. Suntree (a privately held organisation operating mainly in the CIS and Israel) owns approximately 30% of the joint venture and with its strong, multifaceted presence in Kazakstan, has led the governmental relations side of the development effort to date and will continue to operate in a similar role going forward.

Ekibastuz is a mine-mouth, low-grade coal-fired facility located in Northeastern Kazakstan. It purchases coal from the largest open cast mine in the world. The economies of scale of the mining operation combined with the efficient design of the station, result in the station being one of the lowest cost electricity producers in the world.

AES Suntree Power Ltd. has agreed to invest amounts necessary to upgrade all aspects of the power station with specific attention to the correction of safety and environmental problems. This may require an investment in the facility of $500 million or more over the next 5 or 6 years. Due to economic difficulties over the last 10 years, the station has been deprived of necessary maintenance funds, has experienced a reduction in performance and run at approximately 20% capacity factor. AESOs goal within the 5 year period is to enhance plant performance levels to be commensurate with other facilities with similar technology.

Mr. Mark Fitzpatrick, Managing Director of AES Electric Ltd., commented, "We are grateful to Mr. Barry Swersky and his team at Suntree for introducing AES to Kazakstan and for being the driving force. Further, we would like to acknowledge the professionalism and commitment of the Kazakstan government, particularly Mr. Viktor Khrapunov, Minister of Energy and Coal Industry, Mr. Akezhan Kazhegeldin and Mr. Garry Shtoik, the Prime Minister and Deputy Prime Minister, respectively, and Mr. Nursultan Nazarbaev, the President. We are also grateful to US Ambassador to Kazakstan, Elizabeth Jones, and her staff for their ongoing support and encouragement."

Mr. Dennis Bakke, President & CEO of AES, stated, "This is one of the biggest challenges and opportunities in the history of AES as we try to make a positive contribution in the world. Building a business through refurbishing and operating an established power plant is an AES strength. We are very excited to take this giant step in what we are hopeful will become one of the strongest economies of all nations transitioning from the former Soviet Union."

The transaction will increase to nearly 11,000 MWs the generating capacity of plants in which AES has an ownership interest, which includes plants in operation and under construction. AES owns all or part of 31 generating stations. These facilities have assets totaling more than $5 billion and, combined with the Rio de Janeiro utility in which it has a major interest, employs over 20,000 people worldwide.

1996 has become a banner year for AES. Development milestones include the following:

In July, AES won a bid to supply electricity from a new, greenfield 288 MW simple cycle, gas turbine power station in Townville, Queensland, Australia.

In July, AES acquired three power plants totaling 1,281 MW and a coal mine through the purchase of an 81% share of Tiszai Eromu Rt., an electricity generation company in Hungary.

In May, AES, along with Electricite de France, Houston Industries Energy, CSN and NDES (BrazilOs National Development Bank) completed the purchase of a controlling interest in Light, the 3,800 MW integrated electric utility that serves Rio de Janeiro, Brazil.

In April, AES Chigen funded Jiazuo Wan Fang, a 250 MW coal-fired facility which is under construction and located in Henan Province, China. In August, AES Chigen funded Wuhu Zhaoda, a 250 MW coal-fired facility under construction in Anhui Province, China. These projects bring the total number of megawatts in construction or operation for AES Chigen to 649 MW. AES Chigen is 48% owned by AES.

In April, AES reached agreement to acquire a site in northern Poland, which included the exclusive right to negotiate a power sales agreement for a natural-gas-fired project. This step was the result of a competitive solicitation in 1995.

In March, AES purchased AES San Juan, a hydro-thermal company in Argentina that consists of the 45 MW Ullum hydro facility and the 33 MW Sarmiento thermal plant.

In January, AES closed the financing of the 337 MW PakGen oil-fired plant in Pakistan.

AES is a leading global power company that generates, sells or markets electricity in over 35 countries. The Company currently has over $2.8 billion in assets and, for the year ending December 31, 1995, earned net income of $107 million on revenues of $685 million.

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For more  general  information  visit our web site at  www.aesc.com  or  contact investor relations at investing@aesc.com